Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 1 DATED AUGUST 3, 2023

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 18, 2023, as filed by us with the Securities and Exchange Commission (the “SEC”) on May 22, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Expansion of Board and Appointment of CEO Christopher Zuehlsdorff as a Director

On July 28, 2023, the Company’s Board of Directors voted to amend the Bylaws of the Company to permit a maximum of 10 Directors on the Board, and subsequently fixed the number of seats on the Board at 10.

The Board then appointed CEO Christopher Zuehlsdorff to fill the vacancy, to serve until his successor is duly elected at the next annual meeting of the stockholders.

Mr. Zuehlsdorff’s biography is included in the Offering Circular.

Exhibits

2.4**	Amendment to the Bylaws of Iroquois Valley Farmland REIT, PBC

** Filed herewith